Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

November 18, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hammerhead Energy Inc.

Registration Statement on Form F-4

Filed October 11, 2022

File No. 333-267830

Ladies and Gentlemen:

On behalf of Hammerhead Energy Inc. (the “Company”), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2022, with respect to the Registration Statement on Form F-4, File No. 333-267830, filed with the Commission on October 11, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

Oral Comment to Registration Statement on Form F-4 filed October 11, 2022

1.

On November 9, 2022, in a telephone conversation with the Staff, the Staff requested that the Organization Structure diagram, found on page 131, be included in the section entitled “Summary of Proxy Statement/Prospectus.”

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 30 and 31 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

Registration Statement on Form F-4 filed October 11, 2022

Cover Page

1.

Please disclose on your cover page that following the business combination you will be a “controlled company” within the meaning of NASDAQ rules and the controlling shareholders’ anticipated total voting power. In addition, please include appropriate risk factor disclosure.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 82 and 83 of Amendment No. 1.

Certain Defined Terms, page vii

2.

Please expand the definition of “boe” to additionally clarify the basis for converting natural gas volumes to equivalent barrels of oil, e.g. the number of cubic feet of natural gas per barrel of oil equivalent. Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page viii of Amendment No. 1.

Summary Term Sheet, page 1

3.

We note your tabular disclosure on page 4 reflects that the Riverstone Parties will own 70,406,316 shares upon completion of the business combination. We also note that your disclosure on page 87 and in the beneficial ownership table states that the Riverstone Parties will own 74,754,754 New SPAC common shares upon completion of the business combination. Please revise as appropriate to clarify the reason for this apparent discrepancy.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 4, 9, 39, 139, 178-179, 223 and 400-401 of Amendment No. 1.

Questions and Answers About The DCRD Shareholders’ Meeting and the Business Combination

What are some of the positive and negative factors the DCRD Board and the Special Committee considered..., page 9

4.	Please revise to clarify the meaning of “meaningfully free cash flow” positive.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 10 and 150 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

Questions and Answers About the DCRD Shareholders’ Meeting and the Business Combination

Q: What interests do the current officers and directors have in the Business Combination?, page 14

5.

We note you disclose that the Riverstone Parties are shareholders of, and together own a controlling interest in, Hammerhead and are also affiliates of DCRD Sponsor, and DCRD’s chief executive officer and director, Robert Tichio, and Jesal Shah, an employee of Riverstone, are also directors of Hammerhead and NewCo. Please disclose the approximate dollar value of each party’s interests based on the transaction value and recent trading prices as compared to the price paid, and clarify how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 17-19, 46-48, 106-108, and 174-176 of Amendment No. 1.

Conditions to Closing, page 28

6.	Please revise your disclosure to clarify each condition that is subject to being waived and state which party may waive such condition.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 32-36 and 133-138 of Amendment No. 1.

Interests of Certain Persons in the Business Combination, page 39

7.

We note that the Riverstone Parties are shareholders of, and together own a controlling interest in, Hammerhead and DCRD’s chief executive officer and director, Robert Tichio, and Jesal Shah, an employee of Riverstone, are also directors of Hammerhead and NewCo. Please disclose the approximate dollar value of the Riverstone Parties interest in New SPAC based on the transaction value and recent trading prices as compared to the price paid.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 17-19, 46-48, 106-108, and 174-176 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

Risk Factors, page 49

8.

We note your risk factors indicating that Hammerhead’s results of operations and cash flow may be adversely impacted by supply chain disruptions, inflationary cost pressures, and/or interest rate fluctuations. As necessary, please update these risks characterized as potential in future amendments if these factors have impacted your operations.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that there are no amendments to be made at this time.

9.

Disclose the material risks to unaffiliated investors presented by taking Hammerhead public through a business combination rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 90 of Amendment No. 1.

NewCo is an “emerging growth company” and, if New SPAC takes advantage of certain exemption from disclosure requirements applicable, page 76

10.

Please expand your disclosure to describe how and when a company may lose emerging growth company status and clarify whether New SPAC is unable to make use of the extended transition period for complying with new or revised accounting standards and will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB. In this regard, we note your disclosure on page 319.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 82 of Amendment No. 1.

The DCRD Board and the Special Committee’s financial advisor considered financial projections, page 79

11.

Provide us with the legal basis for the stated intentions of the parties, here and elsewhere, including at page 148, to not update the disclosure regarding the prospective financial information “even in the event that any or all of the assumptions” are shown to be in “error.” Refer generally to Item 10(b)(3)(iii) of Regulation S-K, applicable pursuant to General Instruction D.2 to Form F-4 and General Instruction C(e) to Form 20-F.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 87, 154, 156, 158 and 160-161 of Amendment No. 1 to delete the language that states that the disclosure will not be updated “even in the event that any or all of the assumptions” are shown to be in “error.”

Securities and Exchange Commission

November 18, 2022

A significant portion of New SPAC’s total outstanding shares will be restricted from immediate resale but may be sold..., page 86

12.	Please revise to disclose the number of shares of common stock that will be subject to registration rights under the A&R Registration Rights Agreement.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 93-94 of Amendment No. 1.

As a “foreign private issuer” under the rules and regulations of the SEC..., page 92

13.

Please revise your risk factor to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 99-101 of Amendment No. 1.

The Business Combination

Organizational Structure, page 119

14.

Please revise your diagram illustrating the post-business combination New SPAC structure to show the relative ownership of voting and economic interests of the Sponsor, the Public, and the Hammerhead Shareholders.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 31 and 131 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

Background of the Business Combination, page 128

15.

We note your disclosure that during its search process DCRD contacted or was contacted with respect to 25 initial business combination opportunities; that DCRD conducted due diligence and discussions with respect to 6 of such initial business combination candidates; and that, other than Hammerhead and two other candidates, DCRD did not proceed with and did not submit formal indications of interest and/or draft letters of intent. Please expand to describe the process utilized to evaluate the other initial business combination candidates and the reasons DCRD did not further consider any alternative proposal.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 141 of Amendment No. 1.

16.

Please expand your disclosure to discuss the negotiation of key aspects of the proposed transaction, including the Hammerhead Shareholder Support Agreements, Sponsor Side Letter, Sponsor Support Agreement and IPO Letter Agreement Amendment, including the underlying reason for the negotiation of such agreements. Please also clarify how the parties determined the Hammerhead Common Share Exchange Ratio and the exchange ratios for the various series of the Hammerhead First Preferred Shares.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 38, 145-146, and 217 of Amendment No. 1.

17.

With a view towards disclosure, please advise as to whether there are any material differences in the preliminary version of the Risk-Adjusted Projections that the DCRD Board reviewed on June 21, 2021 and those which are disclosed at page 142.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 142 of Amendment No. 1.

18.

We note that DCRD increased its equity consideration to the Hammerhead shareholders from CAD$1.2 billion on June 14, 2022 to CAD$1.34B on July 18, 2022 and to CAD$1.39 billion on July 23, 2022. Discuss the basis or bases presented in support of each valuation proposed and what factors DCRD considered that led to an increase in the valuation.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 142-144 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

DCRD Board and Special Committee’s Reasons for Approving the Business Combination, page 136

19.

We note your disclosure that the Special Committee was aware of the potential conflicts of interest with DCRD Sponsor and its affiliates that could arise with regard to the proposed terms of the Business Combination, and that the Special Committee considered these interests during the negotiation of the Business Combination. Expand your disclosure to clarify how the Special Committee and the DCRD Board considered such conflicts in determining to recommend the approval of the Business Combination.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 151-152 of Amendment No. 1.

Unaudited Prospective Financial and Operating Information, page 139

20.

We note your disclosure cautioning investors “not to rely” on the forecasts and that “reliance should not be placed” on projections in making a decision regarding the Business Combination. While it may be appropriate to caution investors not to place undue reliance upon the prospective forecasts, it is not appropriate to tell readers to not rely upon them. Please revise your disclosures accordingly.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 153, 155, 157, 159 and 160 of Amendment No. 1.

Opinion of Financial Advisor to the Special Committee

Fees and Expenses, page 158

21.

Please revise your disclosure to quantify the specific amount of the fee payable to Duff & Phelps that is contingent upon the consummation of the Business Combination. Refer to Item 1015(b) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 171 of Amendment No. 1.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The Domestication and SPAC Amalgamation, page 173

22.

Given counsel’s opinion that each of the Domestication and SPAC Amalgamation, or both such transactions taken together, “should” qualify as an F Reorganization pursuant to Section 368(a)(1)(F) of the Code, please provide supplemental disclosure describing the degree of uncertainty.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 189-190 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

Unaudited Pro Forma Condensed Consolidated Financial Information

Basis of Pro Forma Presentation, page 206

23.

Please tell us and disclose how shares held by current Hammerhead shareholders of 17,802,969 and shares held by the Riverstone Parties of 70,406,316 disclosed here were derived. Reconcile pro forma share ownership of Hammerhead shareholders and the Riverstone Parties to common shares and preferred shares issued and outstanding as of June 30, 2022 disclosed in Note 10. Share Capital, Page F-92

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 223 and 230-231 of Amendment No. 1.

Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 214

24.

Please disclose the par value of New SPAC share capital. Tell us how Adjustments B (C$4), F (C$9) and J (C$3) to New SPAC share capital were determined. Considering Adjustment J relates to redemption of shares, explain the basis for credit to New SPAC share capital of C$3. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that there is no par value of the New SPAC shares. Adjustments B, F and J have been revised to reflect that there is no par value of the New SPAC shares and, therefore, no adjustment to New SPAC share capital. Please refer to the revised “Unaudited Pro Forma Condensed Consolidated Statement of Financial Position as of September 30, 2022” on pages 224-225 of Amendment No. 1.

25.

We note adjustments H under both the scenarios relate to preliminary estimated expense recognized, in accordance with IFRS 2. Please provide a detailed computation of how these adjustments were derived and disclose the nature of the expense.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure for adjustment H on pages 232-233 of Amendment No. 1 to include the computation of how these adjustments were derived and disclose the nature of the expense.

Securities and Exchange Commission

November 18, 2022

Business of Hammerhead and Certain Information About Hammerhead Reserves, page 247

26.

Please expand the discussion of reserves to 1) describe the internal controls used by Hammerhead in its reserves estimation effort, 2) provide the qualifications of the technical person(s) primarily responsible for overseeing the preparation of the reserves estimates, and 3) provide a general discussion of the technologies used to establish the appropriate level of certainty for the reserves estimates from material properties included in the total reserves disclosed as of December 31, 2021. Refer to the disclosure requirements in Items 1202(a)(7) and (a)(6) of Regulation S-K, respectively.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 267-268 of Amendment No. 1.

27.

Please modify the statement indicating the oil and gas information contained in this section was prepared in accordance with the “US standard, Extractive Activities-Oil and Gas” to clarify that the disclosures conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, if true.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 268 of Amendment No. 1.

28.

We also note disclosure that appears to indicate the proved reserves contained in this section were prepared to conform to the standards under NI 51-101. However, this appears to be inconsistent with disclosure in the reserve reports prepared by MacDaniel & Associates and filed as Exhibits 99.6, 99.7 and 99.8, which state the proved reserves estimates were prepared to comply with the United States Securities and Exchange Commission (SEC) reserves definitions, e.g. Rule 4-10(a) of Regulation S-X. Please revise your disclosure to clarify that the reserves estimates in this section comply with the definitions in Rule 4-10(a) of Regulations S-X, if true, and resolve the apparent inconsistencies in your disclosure or tell us why a revision is not needed.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 159, 268, and 411 of Amendment No. 1.

Petroleum and Natural Gas Reserve Information, page 248

29.

Please modify your disclosure to clarify the source of the definitions of proved oil and gas reserves, developed oil and gas reserves, and undeveloped oil and gas reserves presented under this section.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 268 of Amendment No. 1.

Summary of Corporate Reserves, page 249

30.

Please expand the disclosure of natural gas liquids reserves and production to clarify the net quantities include immaterial amounts of condensate, if true. Refer to the disclosure requirements in Items 1202(a)(4) and 1204(a) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 269-270 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

31.

Please expand the tabular presentation of proved reserves by individual product type to additionally disclose the net quantities of proved developed and proved undeveloped reserves at the beginning of the initial year shown in the reserves reconciliation, e.g. as of December 31, 2019. Refer to the disclosure requirements in FASB ASC 932-235-50- 4.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 270 of Amendment No. 1.

32.

Please expand your disclosure to provide an explanation for the significant changes that occurred in the total proved reserves for each line item shown in the reserves reconciliation, other than production, and for each of the periods presented. Your disclosure should separately identify and quantify each factor, including offsetting factors, such that the change for each line item is fully reconciled and explained.

The disclosure relating to extensions and discoveries should address the net quantities added as the result of drilling wells that did not have any proved undeveloped reserves assigned at the beginning of the fiscal year but subsequently resulted in the addition new proved developed reserves by fiscal year end, if any, and separately the net quantities added as new proved undeveloped reserves.

The disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

This comment also applies to the disclosure of a reconciliation of the material changes in proved undeveloped reserves for the year ended December 31, 2021. Refer to Item 1203(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 269-271 of Amendment No. 1.

33.

Please expand the disclosure in this section to include to address the requirements in Items 1203(b), 1203(c) and 1203(d) of Regulation S-K relating to Hammerhead’s proved undeveloped reserves for the year ended December 31, 2021.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 269-271 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves, page 250

34.

Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that the future development costs used in the calculation includes the costs to settle the asset retirement obligations for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 271 of Amendment No. 1.

Liabilities and Indebtedness, page 257

35.

Please file as exhibits all agreements and instruments governing the 2020 Senior Notes or advise us why you do not believe you are required to do so. Refer to Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it will be filing the Note Indenture for the 2020 Senior Notes with a subsequent amendment to the Registration Statement.

Hammerhead Management’s Discussion and Analysis of Financial Condition and Results of Operations

Production, page 283

36.

Please expand your presentation of production to additionally disclose the annual production volumes by final product sold. Furthermore, your expanded presentation should also include separate disclosure for each field that contains 15% or more of the total proved reserves for the years ended December 31, 2021 and 2020 to comply with Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 305-306 of Amendment No. 1 to disclose the annual production volumes by final product sold. Further, the Company acknowledges the Staff’s comment and confirms that, as of year-end December 31, 2021, it has one significant field consolidated in the geographical area located within the Deep Basin of West Central Alberta, Canada (which comports with similar industry definition). The Company will update its disclosure in the future in the event that any other fields or geographical areas represent 15% or more of the Company’s total proved reserves.

Securities and Exchange Commission

November 18, 2022

New Well Information, page 308

37.

Please revise the presentation relating to new wells to 1) disclose the information for development wells separately from exploratory wells, 2) include the number of dry exploratory and development wells drilled, and 3) clarify the figures represent the number of net wells, if true. Refer to Item 1205 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 332 of Amendment No. 1. The Company has no exploratory wells drilled for the nine months ended September 30, 2022 or 2021, nor for the year ended December 31, 2021 or 2020. Additionally, the Company confirms that no dry developed wells were drilled during the respective periods.

Land Acreage, page 310

38.

Please revise your presentation to separately disclose the gross and net developed and undeveloped acreage amounts. Additionally, provide the expiration dates and acreage amounts for material concentrations of your undeveloped acreage. Refer to Item 1208 of Regulation S-K.

RESPONSE: In response to the Staff’s comment requesting the Company to revise the presentation to separately disclose the gross and net developed and undeveloped acreage amounts, the Company respectfully advises the Staff that it has revised the disclosure on page 333 of Amendment No. 1. In response to the Staff’s comment requesting the Company to provide the expiration dates and acreage amounts for material concentrations of the Company’s undeveloped acreage, the Company has determined that it does not have material acreage concentrations that are subject to expiration dates; accordingly, the Company does not believe that the disclosure requested in the second sentence of the Staff’s comment is required.

Hammerhead Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flow and Long Term Liquidity, page 316

39.

Please revise to provide a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your net cash generated from operating activities for the periods presented. The disclosures should also include a discussion of the underlying reasons for material changes in operating assets and liabilities i.e. accounts receivable, accounts payable and accrued liabilities etc., that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 339-340 of Amendment No. 1.

Description of New SPAC Securities

Authorized Share Capital , page 343

40.	We note that the authorized share capital of New SPAC will consist of an unlimited number of New SPAC Class A Common Shares. Please provide par value of these shares if applicable.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 367 of Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

Experts, page 384

41.

Please expand or revise the disclosure as necessary to clarify that the reserves reports prepared by MacDaniel and filed as Exhibits 99.6, 99.7 and 99.8 comply with the SEC definitions in Rule 4-10(a) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 159, 268 and 411 of Amendment No. 1.

Note 9- Fair Value Measurements, page F-39

42.

Change in fair value of warrant liabilities of $16,736,991 disclosed here is not consistent with the gain on fair value of derivative warrant liabilities of $9,094,491 presented on page F-23. Please revise to include consistent disclosures as appropriate.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the $9,094,491 gain on fair value of derivative warrant liabilities reflected on page F-25 of DCRD’s audited financial statements is inclusive of both a $16,736,991 in gain from the change in fair value of the derivative warrant liabilities since original issuance and a loss of $7,642,500 on the original sale of the DCRD Private Placement Warrants issued in connection with the DCRD IPO based on the excess fair value over the warrant purchase price. DCRD has included an additional disclosure beneath the table within Note 9 on pages F-41-F-42 to reconcile the change in fair value to the Gain on fair value of derivative warrant liabilities presented on page F-25.

Hammerhead Resources Inc. Consolidated Financial Statements As At and For the Year Ended December 31, 2021

Notes to the Consolidated Financial Statements

2. Basis of Presentation, page F-47

43.

We note the discussion under the section entitled “Reserves” on page F-48 indicates that Hammerhead’s reserves have been evaluated at December 31, 2021 and 2020 by independent third-party professional engineers in accordance with National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities for use in the preparation of financial statements in conformity with IFRS requirements. Please expand the disclosure here or elsewhere in your filing to clarify the relationship between these estimates and estimates presented in the filing prepared in conformity with Rule 4-10(a) of Regulation S-X and filed as Exhibits 99.6, 99.7 and 99.8.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 159 of Amendment No. 1 to clarify the relationship between the NI 51-101 Reserve Report and the estimates presented in the filing prepared in conformity with Rule 4-10(a) of Regulation S-X and filed as Exhibits 99.6, 99.7 and 99.8 to Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

44.

Please disclose the information prescribed by FASB ASC 932-235-50-4, 50-5, 50-30, 50-31 and 50-35 for the years ended December 31, 2021 and 2020, to comply with Item 17(b) and Instructions 1 and 2 to Item 18 of Form 20-F, applicable via Items D.2 and 14(h) of Form F-4. Please refer to the examples in FASB ASC 932-235-55-2, 55-6, and 55-7 in formulating your disclosures.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included the disclosure on pages 269-273 of Amendment No. 1.

Exhibits

45.

The reserve reports filed as Exhibits 99.6, 99.7 and 99.8 do not appear to address all of the requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserve reports to address the following points and the additional comments relating to disclosure shown below.

•	The report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•

The report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by individual product type, for the reserves included in the report as part of the discussion of the economic assumptions (Item 1202(a)(8)(v)).

•	The report should include a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

•	The report should include a discussion regarding the inherent uncertainties of reserves estimates (Item 1202(a)(8)(vii)).

•	The report should include a statement that the third party used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised in the reserve reports for the years ended December 31, 2019, 2020 and 2021 filed as Exhibits 99.6, 99.7 and 99.8, respectively, to Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

46.

We note a statement in the Covering Letter that the reserves estimates presented in the report were prepared on the basis of an overall evaluation of the reserves and that individual property reserves estimates may not reflect the same confidence level as required by the reserves definitions for the overall group of properties. Please tell us if the reserves estimates for all properties evaluated in the report meet the requirements for reasonable certainty in Rule 4-10(a)(24) of Regulation S-X. If not, explain to us in reasonable detail why these reserves are considered to be proved reserves pursuant to Rule 4-10(a)(22) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised in the reserve reports for the years ended December 31, 2019, 2020 and 2021 filed as Exhibits 99.6, 99.7 and 99.8, respectively, to Amendment No. 1.

47.

We also note a statement in the Covering Letter that the report was prepared for the exclusive use of Hammerhead Resources Inc. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Hammerhead Resources Inc. without the knowledge and consent of McDaniel & Associates Consultants Ltd. Since the report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please file a revised report to remove language that limits the distribution of the report to an exclusive audience.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised in the reserve reports for the years ended December 31, 2019, 2020 and 2021 filed as Exhibits 99.6, 99.7 and 99.8, respectively, to Amendment No. 1.

48.

We note the section of the report entitled “Net Present Value Estimates” includes a description of the future abandonment, decommissioning and reclamation (“ADR”) costs. Please expand the discussion to additionally clarify that the ADR costs related to the proved undeveloped reserves presented in the report have been included. If these costs have been excluded, please file a revised report to include these costs as part of the evaluation.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised in the reserve reports for the years ended December 31, 2019, 2020 and 2021 filed as Exhibits 99.6, 99.7 and 99.8, respectively, to Amendment No. 1.

Securities and Exchange Commission

November 18, 2022

49.

Please expand the discussion under the section of the report entitled “Net Present Value Estimates” to clarify the information relating to such estimates presented in the report have been prepared in accordance with paragraphs 235-50-30 and 50-31 of the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, if true.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure has been revised in the reserve reports for the years ended December 31, 2019, 2020 and 2021 filed as Exhibits 99.6, 99.7 and 99.8, respectively, to Amendment No. 1.

General

50.

Please revise to disclose the business and strategic rationale for the Sponsor Side Letter and how the initial transfer and any subsequent transactions contemplated in the Sponsor Side Letter will impact the post-combination company.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 217 of Amendment No. 1.

51.

Please present as a binding proposal the approval of New SPAC’s Closing Articles. In addition, please present each provision of New SPAC’s Closing Articles that represents a material change to the rights of DCRDs shareholders as a separate proposal so that shareholders have an opportunity to express their view separately on material provisions that will establish their substantive rights as shareholders. Consider Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally).

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages vii-viii, x, xvi-xviii, 4-5, 123-124 and 406-409 of Amendment No. 1.

Separately, regarding the Staff’s request to present as a binding proposal the approval of New SPAC’s Closing Articles, DCRD respectfully refers to Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (“Question 201.01”). Question 201.01 provides that shareholders “should have an opportunity to express their views separately on . . . material provisions that will establish their substantive rights as shareholders, even if as a matter of state law these provisions might not require a separate vote.” DRCD respectfully submits that the Staff has emphasized in public statements that the proxy rules are meant to replicate the opportunity that shareholders would have to exercise their voting rights if they were personally present at a meeting of shareholders, and that the

Securities and Exchange Commission

November 18, 2022

Commission has sought to use its authority in a manner that does not conflict with the primary role of states in regulating corporate governance. Accordingly, DCRD further respectfully submits that the Staff has not taken a position on whether a matter unbundled in accordance with Question 201.01 should be presented as binding or non-binding where state law would not require a separate vote. DCRD believes that the Staff’s statements regarding state law are equally applicable to the laws of Alberta, Canada. Therefore, DCRD is providing its shareholders with a separate non-binding advisory vote on each of the unbundled Advisory Organizational Documents Proposals so that DCRD Shareholders may express their views separately on these proposals, but such proposals are not required under Alberta law and as such are not required to be binding proposals of DCRD.

52.	We note that certain shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for these agreements.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the DCRD Initial Shareholders agreed to waive their redemption rights pursuant to a letter agreement (as amended) that the DCRD Initial Shareholders entered into in connection with the DCRD IPO, pursuant to which the parties thereto acknowledged that consideration was provided in exchange for the parties entering into the letter agreement. However, the letter agreement is a standard agreement entered into in connection with the DCRD IPO that, in addition to an agreement to waive redemption rights with respect to the DCRD Founder Shares and any DCRD public shares, includes among other things, an agreement to vote such shares in favor of the Business Combination and to subject such shares to certain transfer restrictions. Accordingly, no specific consideration was ascribed to the agreement to waive redemption rights.

53.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 15-16, 44-45, 105, 172 and 248-249 of Amendment No. 1.

54.

With a view toward disclosure, please tell us whether DCRD’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for

Securities and Exchange Commission

November 18, 2022

government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that DCRD Sponsor is not, is not controlled by, nor has substantial ties with a non-U.S. person. Additionally, the Company respectfully advises the Staff that, although the Company is a non-U.S. person, the Company concluded that no filings with U.S. or non-U.S. governmental entities, such as the Canadian government or the Committee on Foreign Investment in the United States (CFIUS), are required as a result of the Business Combination. The Company therefore respectfully advises the Staff that the Company has determined that the risks described in the Staff’s comment are not material and that, accordingly, the Company does not believe that the risk factor disclosure requested in the Staff’s comment is necessary.

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Securities and Exchange Commission

November 18, 2022

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Liz Packebusch

Karina Dorin

John Hodgin

Joanna Lam

Raj Rajan

Securities and Exchange Commission

Scott Sobie

Hammerhead Energy Inc.

Peter Haskopoulos

Decarbonization Plus Acquisition Corporation IV

E. Ramey Layne

Vinson & Elkins L.L.P.

Bill Maslechko

Burnet, Duckworth & Palmer LLP

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP